OPTION PURCHASE AGREEMENT

This Agreement is made and entered into as of the 30th day of March, 2007, between Barron Partners LP, a Delaware limited partnership, (“Selling Shareholder” or the “Seller”) residing in New York, NY, and Vision Unlimited Equipment Inc. with its offices at 144 Front Street West, Suite 700, Toronto, Canada (“Buyer”).

PREAMBLE

            The Seller is the owner of certain preferred and common shares, and warrants of Wireless Age Communications Inc. (hereafter “WLSA”) (OTCBB Symbol: WLSA).  Buyer wishes to acquire from the Selling Shareholder the following shares, Four Million, One Hundred Ninety-Two Thousand, Nine Hundred (4,192,900) Shares of WLSA’s Preferred Stock, One Million, Four Hundred Eighty Two Thousand, Four Hundred (1,482,400) Shares of  WLSA’s Common Stock, Five Million (5,000,000) of WLSA’s Series A Warrants, and Five Million (5,000,000) of WLSA’s Series B Warrants (inclusively defined as the "Barron Shares") held by Selling Shareholder.  Therefore, with the intent to be legally bound, the parties agree as follows:

AGREEMENT

1)  Sale of Shares (“Option”).  In consideration of One Hundred Thousand Dollars ($100,000.00), which is non-refundable, the Selling Shareholder hereby grants to Buyer, until April 30, 2007 (“Option Period”), the option to purchase the Barron Shares for a price of Six Hundred Thousand Dollars ($600,000.00) (the “Option Shares Payment”).  The Selling Shareholder, upon execution of this Agreement, shall deposit the Barron shares with the Escrow Agent for the duration of the Option Period.  The Buyer shall wire to the Selling Shareholder the One Hundred Thousand Dollar ($100,000.00) option purchase payment. Upon exercise of the Option, the Buyer shall send a wire for the Option Shares Payment payable to the account of the Escrow Agent, who will then immediately take action to cause to be to delivered to Buyer as soon as reasonably possible a stock certificate(s) or warrant agreements representing the purchased shares.  The Option Shares Payment shall be released from the escrow to the Selling Shareholders upon receipt by the Escrow Agent from the Buyer.

2)	Miscellaneous.

a)	Preferred Rights. All rights associated with Preferred Stock shall also be transferred to the Buyer upon Seller's receipt of Option Shares Payment.

b)	Expenses. The Buyer will pay all escrow expenses in connection with this transaction.

c)	Governing Body. This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of New York without regard to the principles of conflicts of law thereof.

d)	Accredited Investor. Buyer is an Accredited Investor, and can afford to lose its entire investment.

e)
Indemnification.  The Buyer agrees to indemnify, defend and hold the Selling Shareholder harmless against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities or damages, including interest, penalties and reasonable attorney’s fees, that it shall incur or suffer arising from this Agreement.

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IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement on the date first written above.

_/s/ “Gerry Racicot”__________
Name:  Gerry Racicot
Title:  President

April 3. 2007
Date

BARRON PARTNERS LP

_/s/ “Andrew Worden”_________
Name: Andrew B. Worden
Title:   General Partner of Barron Partners LP

April 4, 2007
Date